UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended November 5, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter 2013 Results and Declares Quarterly Dividend,” dated November 5, 2013.

Exhibit

1.	Press Release dated November 5, 2013

Exhibit 1

Textainer Group Holdings Limited

Reports Third Quarter 2013 Results and Declares

Quarterly Dividend

•	Total revenues of $132.6 million, an increase of 8.4 percent from the prior year quarter;

•	Lease rental income grew by 21 percent to $118 million compared to the year ago quarter;

•	Adjusted EBITDA(1) of $106.4 million, an increase of 9.3 percent from the prior year quarter;

•	Declared a quarterly dividend of $0.47 per share; and

•	Invested $827 million over the last 12 months in new and used containers for lease out in 2013.

HAMILTON, Bermuda – (BUSINESS WIRE) – November 5, 2013 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported third quarter 2013 results.

“Our underlying business fundamentals were solid, as we achieved more than 8 percent growth in revenue and EBITDA compared to the year ago quarter. Most notably, lease rental income grew by 21 percent to $118 million compared to the year ago quarter. Our net income was negatively affected, however, by the need to reserve for certain uncollectable accounts receivable and an impairment that we recorded on certain unrecoverable containers,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer.

“Historically, when a lessee defaults, we recover more than 90 percent of our containers, with about 80 percent coming back within 6 months from the start of recovery efforts and the remaining 10 to 20 percent recovered in the subsequent 6 to 12 months. Currently, for certain smaller lessees in default, we believe recoveries may not follow this pattern as these containers are in areas of China where recovery is often not economical. We recorded a $4.7 million impairment for these containers in the third quarter. This impairment applies to a limited group of smaller shipping lines that account for less than 0.5 percent of our fleet. Most of these lessees were acquired through earlier fleet acquisitions. We do not expect similar losses with any of our large lessees,” continued Mr. Brewer. “The third quarter also included bad debt expense above our normal run rate primarily related to recovery costs for a previously identified customer that filed for bankruptcy. Container recoveries from this customer are over 95% percent, consistent with historical recovery experience. Our DSO has improved significantly year over year and we expect our normalized bad debt run-rate to trend around 0.5 to 1 percent of revenue.”

“We continued to invest throughout the quarter with total containers ordered over the last 12 months for delivery in 2013 of $827 million. Additionally, we are planning to invest approximately $10 million in tank containers with Trifleet over the coming months,” continued Mr. Brewer. “Our fleet size has grown by 12 percent over the past twelve months to almost 3.0 million TEU which will be a major milestone for Textainer. Utilization is stable, averaging 94.1 percent for the quarter and currently it is slightly higher at 94.2 percent.”

Business Highlights:

•	Invested $629 million in new and used containers year-to-date following $198 million invested in new containers in the fourth quarter of 2012 for lease out in 2013, continuing our strong pace of expansion;

•	Increased total fleet size by 11.7 percent over the last year to close to 3 million TEU today, reflecting our strong investment in new and purchase leaseback containers;

•	Grew lease rental income by 20.7 percent in the quarter to $118 million compared to the year ago quarter;

•	Lowered our funding costs and locked in attractive long-term rates as we established a $300 million asset-backed revolving credit facility at LIBOR plus 2.25 percent and issued $300.9 million of asset-backed term notes with a coupon of 3.90 percent;

•	Achieved average utilization of 94.1 percent during the quarter and is 94.2 percent today; and

•	Day Sales Outstanding improved by 8 percent compared to the year ago quarter.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q3 QTD			Q3 YTD
	2013	2012	% Change	2013	2012	% Change
Total revenues	$132,647	$122,305	8.5%	$391,494	$359,810	8.8%
Income from operations	$64,317	$69,865	-7.9%	$212,448	$207,090	2.6%
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,115	$50,658	-20.8%	$137,264	$146,377	-6.2%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.71	$0.99	-28.3%	$2.41	$2.88	-16.3%
Adjusted net income(1)	$39,858	$49,464	-19.4%	$131,648	$142,980	-7.9%
Adjusted net income per diluted common share(1)	$0.70	$0.97	-27.8%	$2.32	$2.82	-17.7%
Adjusted EBITDA(1)	$106,416	$97,370	9.3%	$321,183	$280,422	14.5%
Average fleet utilization	94.1%	97.9%	-3.9%	94.7%	97.4%	-2.8%
Total fleet size at end of period (TEU)	2,971,589	2,659,150	11.7%
Owned percentage of total fleet at end of period	75.0%	68.8%	9.0%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and related impact of reconciling item on net income (loss) attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and impairment of containers, amortization expense and related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Third Quarter Results:

Textainer’s financial results benefited from a 11.7 percent increase in the average size of the owned container fleet in the third quarter of 2013, compared to the year ago quarter, offset by incremental increases in depreciation expense and direct container expense due to the larger owned fleet and lower utilization. Depreciation expense and impairment of containers also included a $4.7 million charge in the third quarter of 2013 for containers that were considered likely to be economically unrecoverable from lessees in default. The third quarter also included $4.3 million of bad debt expense primarily related to a previously identified customer that filed for bankruptcy. We have been successfully recovering the containers that were on-lease with this customer.

During the third quarter, Textainer established a $300 million asset-backed revolving credit facility (the “Revolving Credit Facility”) to provide Textainer a source of financing for a diversified pool of older containers to assist in managing the container age limits in the Company’s other term and warehouse facilities. The interest rate on the Revolving Credit Facility, payable monthly, is LIBOR plus 2.25 percent. The Company also issued $300.9 million in aggregate principal amount of asset-backed term notes (the “Notes”). The Notes are fully amortizing notes payable on a straight-line basis over a scheduled payment term of ten years, with a maximum payment term of fifteen years. The Notes have a fixed interest rate, payable monthly, of 3.90 percent per annum and were sold at approximately 99.5 percent of par resulting in a bond equivalent yield on the Notes of 4.05 percent per annum. The company’s current average interest rate stands at 3.55 percent versus 4.76 percent in the year ago quarter and 3.84 percent in the second quarter of this year.

Outlook

“We continue to experience a very competitive environment marked by compressed returns, continued access to low cost funds by us and our peers and a short lead time for ordering new containers. We expect these market conditions to continue for the near term,” commented Mr. Brewer.

“Even though container demand has been softer than expected this year due to lower than projected trade growth and the inability of shipping lines to successfully implement and maintain general freight rate increases, we have continued to invest in new and used containers. Our fleet now approaches 3 million TEU, a major milestone. We have started to see signs of a slight pick-up in demand, and are pleased with our market position,” stated Mr. Brewer. “Operationally, we expect performance to be flat to slightly down in the fourth quarter supported by stable utilization, which remains high by historic standards, coupled with the stability provided by having more than 80 percent of our fleet on long-term and finance leases.”

Dividend

On October 31, 2013, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on November 26, 2013 to shareholders of record as of November 19, 2013. This dividend represents a payout of 66 percent of this quarter’s adjusted net income(1).

“Our dividend reflects our continued confidence in the long-term outlook for our business and in our strong cash flow. We continue to target a dividend level of around 50 percent of adjusted net income and our payout would have been within our targeted range, if we excluded the unusual items,” stated Mr. Brewer. “We remain committed to our current dividend level, as we believe it enables us to balance investing for growth in the business and providing attractive ongoing returns to our shareholders.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Tuesday, November 5, 2013 to discuss Textainer’s third quarter 2013 results. An archive of the Webcast will be available one hour after the live call through November 6, 2014. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 35845216. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had approximately 2.0 million containers, representing approximately 3.0 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. The Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,200 customers worldwide. Textainer operates via an international network of 14 regional and area offices, as well as approximately 400 independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that container recoveries for certain of its smaller lessees in default may not follow historical recovery rates and that it will not have similar losses with any of its larger lessees; (ii) Textainer’s expectation that current market conditions will continue for the near term; and (iii) Textainer’s expectation that its operational performance will be flat to slightly down in the fourth quarter supported by stable utilization, which remains high by historic standards, coupled with the stability provided by having more than 80% of its fleet on long-term and finance leases. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information – Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2013		2012		2013		2012
Revenues:
Lease rental income		$117,634		$97,494		$346,231		$277,173
Management fees		4,960		6,195		15,192		20,289
Trading container sales proceeds		3,537		11,058		8,432		35,339
Gains on sale of containers, net		6,516		7,558		21,639		27,009

Total revenues		132,647		122,305		391,494		359,810

Operating expenses:
Direct container expense		10,799		5,425		29,937		17,589
Cost of trading containers sold		3,279		9,911		7,489		31,043
Depreciation expense and impairment of containers		42,452		26,941		108,968		71,322
Amortization expense		1,097		1,275		3,272		3,880
General and administrative expense		5,541		5,496		18,145		17,041
Short-term incentive compensation expense (benefit)		(253)		1,159		1,119		3,473
Long-term incentive compensation expense		1,164		1,551		3,378		5,229
Bad debt expense, net		4,251		682		6,738		3,143

Total operating expenses		68,330		52,440		179,046		152,720

Income from operations		64,317		69,865		212,448		207,090

Other income (expense):
Interest expense		(20,091)		(19,441)		(62,614)		(52,691)
Interest income		31		40		100		103
Realized losses on interest rate swaps and caps, net		(1,963)		(2,543)		(6,442)		(7,622)
Unrealized gains on interest rate swaps and caps, net		12		1,111		6,280		3,184
Other, net		(4)		3		(33)		1

Net other expense		(22,015)		(20,830)		(62,709)		(57,025)

Income before income tax and noncontrolling interest		42,302		49,035		149,739		150,065
Income tax expense (benefit)		(988)		1,324		(7,769)		(5,121)

Net income		41,314		50,359		141,970		144,944
Less: Net (income) loss attributable to the noncontrolling interest	(1,199)		299		(4,706)		1,433

Net income attributable to Textainer Group Holdings Limited common shareholders	$40,115		$50,658		$137,264		$146,377

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.71		$1.01		$2.44		$2.94
Diluted	$0.71		$0.99		$2.41		$2.88
Weighted average shares outstanding (in thousands):
Basic	56,317		50,348		56,289		49,774
Diluted	56,844		51,199		56,839		50,743
Other comprehensive income:
Foreign currency translation adjustments		(2)		68		(136)		73

Comprehensive income		41,312		50,427		141,834		145,017
Comprehensive (income) loss attributable to the noncontrolling interest		(1,199)		299		(4,706)		1,433

Comprehensive income attributable to Textainer Group Holdings
Limited common shareholders		$40,113		$50,726		$137,128		$146,450

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2013 and December 31, 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$136,946	$100,127
Accounts receivable, net of allowance for doubtful accounts of $13,557 and $8,025 in 2013 and 2012, respectively	93,591	94,102
Net investment in direct financing and sales-type leases	61,342	43,253
Trading containers	15,982	7,296
Containers held for sale	29,337	15,717
Prepaid expenses	13,593	14,006
Deferred taxes	2,312	2,332
Due from affiliates, net	—	4,377

Total current assets	353,103	281,210
Restricted cash	68,120	54,945
Containers, net of accumulated depreciation of $535,397 and $490,930 at 2013 and 2012, respectively	3,208,050	2,916,673
Net investment in direct financing and sales-type leases	217,332	173,634
Fixed assets, net of accumulated depreciation of $8,594 and $9,189 at 2013 and 2012, respectively	1,462	1,621
Intangible assets, net of accumulated amortization of $30,235 and $26,963 at 2013 and 2012, respectively	30,111	33,383
Interest rate swaps and caps	429	—
Other assets	18,567	14,614

Total assets	$3,897,174	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$8,179	$4,451
Accrued expenses	10,890	14,329
Container contracts payable	110,870	87,708
Deferred revenue and other	353	1,681
Due to owners, net	13,362	13,218
Bonds payable	161,300	131,500

Total current liabilities	304,954	252,887
Revolving credit facilities	801,048	549,911
Secured debt facility	747,100	874,000
Bonds payable	877,229	706,291
Interest rate swaps and caps	4,968	10,819
Income tax payable	17,620	27,580
Deferred taxes	19,369	5,249
Other liabilities	3,218	3,210

Total liabilities	2,775,506	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,353,998 and 55,754,529 at 2013 and 2012, respectively	563	558
Additional paid-in capital	363,358	354,448
Accumulated other comprehensive income	(22)	114
Retained earnings	711,957	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,075,856	1,007,503
Noncontrolling interest	45,812	38,630

Total equity	1,121,668	1,046,133

Total liabilities and equity	$3,897,174	$3,476,080

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$141,970	$144,944

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and impairment of containers	108,968	71,322
Bad debt expense, net	6,738	3,143
Unrealized gains on interest rate swaps and caps, net	(6,280)	(3,184)
Amortization of debt issuance costs	8,596	9,002
Amortization of intangible assets	3,272	3,880
Amortization of acquired net below-market leases	—	(33)
Amortization of deferred revenue	(1,001)	(5,293)
Amortization of unearned income on direct financing and sales-type leases	(16,320)	(8,390)
Gains on sale of containers, net	(21,639)	(27,009)
Share-based compensation expense	3,895	6,010
Changes in operating assets and liabilities	(6,300)	(7,283)

Total adjustments	79,929	42,165

Net cash provided by operating activities	221,899	187,109

Cash flows from investing activities:
Purchase of containers and fixed assets	(562,337)	(758,868)
Proceeds from sale of containers and fixed assets	90,172	67,841
Receipt of principal payments on direct financing and sales-type leases	57,693	29,100

Net cash used in investing activities	(414,472)	(661,927)

Cash flows from financing activities:
Proceeds from revolving credit facilities	368,138	209,530
Principal payments on revolving credit facilities	(117,001)	(125,575)
Proceeds from secured debt facility	104,100	839,000
Principal payments on secured debt facility	(231,000)	(834,697)
Proceeds from bonds payable	299,363	400,000
Principal payments on bonds payable	(98,625)	(85,292)
Increase in restricted cash	(13,175)	(4,774)
Debt issuance costs	(12,078)	(23,113)
Issuance of common shares in public offering	—	185,220
Issuance of common shares upon exercise of share options	2,820	4,605
Excess tax benefit from share-based compensation awards	2,200	2,965
Capital contributions from noncontrolling interest	2,476	4,589
Dividends paid	(77,690)	(58,943)

Net cash provided by financing activities	229,528	513,515

Effect of exchange rate changes	(136)	73

Net increase in cash and cash equivalents	36,819	38,770
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of period	$136,946	$113,586

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2013 and 2012, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net income (loss) attributable to the noncontrolling interest (“NCI”), depreciation expense and impairment of containers, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and impairment of containers is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,115	$50,658	$137,264	$146,377
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(12)	(1,111)	(6,280)	(3,184)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	(245)	(83)	664	(213)

Adjusted net income	$39,858	$49,464	$131,648	$142,980

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.71	$0.99	$2.41	$2.88
Adjustments:
Unrealized gains on interest rate swaps and caps, net	—	(0.02)	(0.11)	(0.06)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	(0.01)	—	0.02	—

Adjusted net income per diluted common share	$0.70	$0.97	$2.32	$2.82

	Three Months Ended September 30,		Nine Months Ended September 30,

	2013	2012	2013	2012
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$40,115	$50,658	$137,264	$146,377
Adjustments:
Interest income	(31)	(40)	(100)	(103)
Interest expense	20,091	19,441	62,614	52,691
Realized losses on interest rate swaps and caps, net	1,963	2,543	6,442	7,622
Unrealized gains on interest rate swaps and caps, net	(12)	(1,111)	(6,280)	(3,184)
Income tax expense (benefit)	988	(1,324)	7,769	5,121
Net income (loss) attributable to the noncontrolling interest	1,199	(299)	4,706	(1,433)
Depreciation expense and impairment of containers	42,452	26,941	108,968	71,322
Amortization expense	1,097	1,275	3,272	3,880
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest	(1,446)	(714)	(3,472)	(1,871)

Adjusted EBITDA	$106,416	$97,370	$321,183	$280,422

Net cash provided by operating activities			$221,899	$187,109
Adjustments:
Bad debt expense, net			(6,738)	(3,143)
Amortization of debt issuance costs			(8,596)	(9,002)
Amortization of acquired net below market leases			—	33
Amortization of deferred revenue			1,001	5,293
Amortization of unearned income on direct financing and sales-type leases			16,320	8,390
Gains on sale of containers, net			21,639	27,009
Share-based compensation expense			(3,895)	(6,010)
Interest income			(100)	(103)
Interest expense			62,614	52,691
Realized losses on interest rate swaps and caps, net			6,442	7,622
Income tax expense			7,769	5,121
Changes in operating assets and liabilities			6,300	7,283
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest			(3,472)	(1,871)

Adjusted EBITDA			$321,183	$280,422

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer